Exhibit 23.1

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the incorporation by reference in this Registration Statement on Form S-8 of our reports dated February 26, 2008, relating to the consolidated financial statements and financial statement schedule of Church & Dwight Co., Inc. and subsidiaries (which report expresses an unqualified opinion and includes an explanatory paragraph regarding the Company’s adoption of FASB Interpretation No. 48, “Accounting for Uncertainty in Income Taxes – An Interpretation of FASB Statement No. 109,” on January 1, 2007), and the effectiveness of Church & Dwight Co., Inc.’s internal control over financial reporting, appearing in the Annual Report on Form 10-K of Church & Dwight Co., Inc. for the year ended December 31, 2007, and to the reference to us under the heading "Experts" in the Prospectus, which is part of this Registration Statement.

DELOITTE & TOUCHE LLP
New York, NY
July 3, 2008